Contact

www.linkedin.com/in/tojuo
(LinkedIn)
magiccarpet.studio (Company)
imaginariumng.com/ (Company)
ultra.africa/ (Company)

Top Skills

Negotiation

Project Coordination

Real Estate

Honors-Awards

Lord Sainsbury's Science Award

Duke of Edinburgh Bronze Award

Toju Olufeyimi

PM & Operations Leader with experience managing projects across The U.K, North America, The U.A.E & Africa.
Houston, Texas, United States

Summary

Toju is Project Manager & Operations Leader with experience leading a diverse portfolio of projects across the United Kingdom, North America The U.A.E and Africa. Leading cross-functional teams, he has led transformation initiatives that have engineered operational growth, minimised risk, and maximised strategic partnerships that focuses on business sustainability. As a professional who has commercial business exposure, Toju has worked in the Tech, e-learning, Non-Governmental, FinTech, Hospitality, and Media industry across Europe, North America, The Middle East, and Africa to deliver thought leadership skills by promoting inclusive and collaborative working environment.

Some of his notable career achievements include:

• The facilitation and management of a $100,000 a year production which is also the first animation series to be written and animated by an African Studio for Cartoon Network which is currently in production.
• Being appointed the designated the Lead Project Engineer on the management of all collaborative efforts between animators, story team, sound engineers and external postproduction vendors across our 3 original productions and 1 book adaptation set to be Africa's first 2D feature film.
• The implementation of various growth and business strategy initiatives that led to the engagement of prospective Angel & Institutional investors. To date $50,000 USD has been raised and currently leading Project Manager in a pre-seed round that is on track to raise $250,000 USD.
• The strategic development of a sales pipeline of prospective exhibitors at the inaugural event which saw a total of $400,000 in revenue as an Account Manager for Informa Middle East in Dubai

• Achieving sales target of $290,000 which was $40,000 USD over the projected sales for this inaugural event by promoting bilateral trade between Dubai and Nigeria.
• Leading the operational start-up of a new division of Zomato that focused on Nightlife digital promotion that brought in AED100,000 in ad revenue from our new year's campaign.

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Experience

Magic Passport LLC
Chief Executive Officer
January 2024 - Present (2 months)
United States

Magic Carpet Studios
Chief Growth Officer & Operations Director
August 2018 - Present (5 years 7 months)
Lagos, Nigeria

• Lead the digital transformation and execution of multiple projects in a diverse tech portfolio across North America & Nigeria
• Spearhead the business operation strategy, measure the efficiency of its operational processes and work with business heads to implement measurable key performance indicators.
• Develop and foster relationships with C-Level stakeholders, investors, and potential strategic partners to raise investment and funding for the business in order to facilitate operational growth.
• Develop growth strategies for the organisation that incorporate consumer trends, insights, and target audience in line with short- and long-term corporate objectives.
• Lead Project Engineer on the management of all collaborative efforts between animators, story team, sound engineers and external postproduction vendors across our 3 original productions and 1 book adaptation set to be Africa's first 2D feature film.
• Establish and maintain processes for managing scope during the project lifecycle, setting quality and performance standards and assessing risks.
• Led the facilitation and Management of a $100,000 a year production which is also the first animation series to be written and animated by an African Studio for Cartoon Network, a multi-million American cable television channel owned by Warner Bros which is currently in production.

Imaginarium HQ
Strategy Manager, Projects & Product Development
August 2018 - December 2023 (5 years 5 months)
Lagos, Nigeria

• Liaised with cross-functional business leaders to manage complex, multi-faceted budgets and business plans that successfully created roadmaps for the development of Ultra, the e-learning platform.
• Drove the strategic acquisition and engagement of C-Level stakeholders in development and execution of deliverables across both advertising campaigns and product development.
• Coordinated with specialist areas to ensure that they complete specification requirements for their area of accountability and secured resources and expertise for seamless delivery.
• Undertook detailed project planning & documentation (defining project deliverables, success criteria, benefits management, dependencies, change control, risk management)
• Interpreted new legislations and ensured that all relevant staff are up to speed with any amendments to make sure all products are fully compliant with relevant regulatory bodies.
• Delivered successful outcomes for key business transformation projects via effective and pragmatic project management that were significant in scaling and business impact.

Centrepoint
Project Support Officer
December 2016 - December 2017 (1 year 1 month)
London, United Kingdom

• Chaired strategy sessions with management to discuss re-engineering processes focused on ways to improve the engagement of young adults.
• Captured key information including, high level objectives, benefits, risks, dependencies, scope, resources and costs of integration and engagement projects for the youth and facilitated appropriate discussions with key stakeholders, to enable this information to be articulated in meetings, workshops and one to one discussions.
• Supported cross-functional business heads with specialist advice on steps for project delivery and presented recommendations to senior management.
• Provided thought personal development, mentorship, and life skills training to displaced teens and young adults using various learning and adaptability styles.

• Regular one on one sessions focused around developing a path to re-integration into wider society life.

ONE London
Digital Media Strategy Manager
February 2016 - December 2016 (11 months)
London, England, United Kingdom

• Worked with the leadership team to identifying short and long-term objectives and their route to market approach by implementing strategies, including social media advertising, email marketing, display ads, Search Engine Optimisation (SEO), Search Engine Marketing (SEM) and Pay Per Click (PPC)
• Evaluated and implemented improvements on digital strategies to position and increase the brands' visibility and positioning in relation to their target audience.
• Researched the latest digital tools and interactive trends based on data-led consumer insights and trends.
• Worked with cross-functional business teams such as design, production, media to ensure seamless delivery of campaigns.
• Developed a mentorship programme called Counter Culture aimed at supporting youth battling societal pressures and navigating adulthood which grew to 130 young people between the ages of 15 to 18.
• Designed and implemented Corporate Social Responsibility Projects including the Event management of bi-monthly youth socials which involved organization of venues, transportation and activities.

Informa Middle East
Account Manager
February 2015 - December 2015 (11 months)
Dubai, United Arab Emirates

• Collaborated the operational team and Project Managers to assist with implementing engagement strategies.
• Produced monthly sales forecasts and ensure the pipeline conversation rate is maximised.
• Successfully facilitated and launched SME & Franchising 2015, the first of its kind B2B exhibition in the SME & franchise space in West Africa as an Account Manager for Informa Middle East in Dubai
• Led the strategic development of a sales pipeline of prospective exhibitors at inaugural event which saw a total of $400,000 in revenue as an Account Manager for Informa Middle East in Dubai

• Achieved sales target of $290,000 which was $40,000 USD over the projected sales for this inaugural event by promoting bilateral trade between Dubai and Nigeria.

Zomato
Account Executive
October 2013 - January 2015 (1 year 4 months)
Dubai, United Arab Emirates

• Manage concurrent projects in collaboration with internal senior stakeholders, external regulatory bodies, to ensure the seamless implementation of their client goals in line with the project scope and allocated budget.
• Developed strategic partnerships to establish key accounts within Dubai and the Middle East region and create individual plans of action to penetrate these accounts.
• Used data-driven resources to create and launch multiple digital marketing campaigns for F&B outlets across the region.
• Forecasted and tracked client account metrics to ensure that corporate short and long-term objectives are being achieved.
• Prospected and closed individual accounts of major chain hotels in Dubai including Jumeirah, Address and Atlantis hotel which generated revenue to the amount of $60,000 USD
• Spearheaded the strategic design and implementation of a digital campaign for the Armani Hotel which saw a 110% ROI on campaign investment.
• Led the operational start-up of a new division of Zomato that focused on Nightlife digital promotion that brought in AED100,000 in ad revenue from our new year's campaign.

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Education

University of the West of England
Bachelor of Arts (B.A.), Politics & International Relations · (2008 - 2013)

Dean Close School

Cumnor House